PRIME ACQUISITION CORP.

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

March 15, 2013

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prime Acquisition Corp. Schedule TO-I

Filed February 26, 2013

File No. 005-86162

Dear Mr. Duchovny:

Prime Acquisition Corp. (the “Company”) hereby acknowledges that, in connection with the letter submitted by Loeb & Loeb LLP on behalf of the Company in response to comments issued by the staff (the “Staff’) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 14, 2013 (the “Staff’s Letter”) regarding the Company’s Schedule TO-I filed February 26, 2013 (the “Schedule TO”):

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prime Acquisition Corp.

By: /s/ Diana Liu
Name: Diana Liu
Title: Chief Executive Officer